UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Waldencast PLC
(Name of Issuer)

Class A ordinary shares, $0.0001
par value per share
(Title of Class of Securities)

G9503X103

(CUSIP Number)

Dynamo Internacional Gestão de Recursos Ltda.

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior

Av. Ataulfo de Paiva, 1235, 6th floor,

Rio de Janeiro, RJ, 22440-034, Brazil
+55 (21) 2512-9394

Zeno Investment Master Fund

Zeno Equity Partners LLP

272 Kings Road, College House 3rd floor, London SW3 5AW

+44 (0) 207 352 3535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Dynamo Internacional Gestão de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,080,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)        Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; and (ii) Class A ordinary shares issuable upon the exercise of redeemable warrant.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and 270,000 Class A ordinary shares issuable upon exercise of redeemable warrants held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund.

Page 2 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,080,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)        Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; and (ii) Class A ordinary shares issuable upon the exercise of redeemable warrants.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and 270,000 Class A ordinary shares issuable upon exercise of redeemable warrants held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund.

Page 3 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Zeno Investment Master Fund(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by Zeno Investment Master Fund, formerly known as Dynamo Master Fund, a Cayman Island exempted company.

(2)	Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Zeno Investment Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.

(3)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding, as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund; and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Zeno Investment Master Fund.

Page 4 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Zeno Equity Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%(2)
14	TYPE OF REPORTING PERSON PN

(1)        Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Zeno Investment Master Fund, formerly known as Dynamo Master Fund, a Cayman Island exempted company, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Zeno Investment Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding, as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund; and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Zeno Investment Master Fund.

Page 5 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022, as amended on September 21, 2023, relating to Class A ordinary shares, $0.0001 par value per share (the “Class A ordinary shares”), of Waldencast plc, a public limited company under the laws of Jersey (the “Issuer”) (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is being filed to reflect that as of December 1, 2023, Zeno Investment Master Fund (“Zeno Fund”), formerly known as Dynamo Master Fund, is managed by Zeno Equity Partners LLP (“Zeno Partners”) instead of Dynamo Internacional Gestão de Recursos Ltda. (“Dynamo Internacional”). Therefore, Dynamo Internacional and Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior (“Dynamo Global”) are no longer members of the same group as Zeno Fund and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

Although Zeno Partners and Dynamo Internacional are no longer part of the same group, Dynamo Global still has Zeno Partners (formerly Dynamo Capital LLP) as its investment advisor. Dynamo Internacional remains the investment manager of Dynamo Global.

On November 30, 2023, the Dynamo Internacional, Dynamo Global and Dynamo Master Fund (currently known as Zeno Fund), as parties to the Joint Filing Agreement dated as of August 5, 2022, entered into a certain Termination of Joint Filing Agreement (the “JFA Termination Agreement”), which terminated the Joint Filing Agreement pursuant to its terms, effective as of December 1, 2023. A copy of the JFA Termination Agreement is attached as Exhibit F hereto and incorporated herein by reference. As a result, Dynamo Global and Dynamo Internacional are no longer members of the Section 13(d) group.

On December 1, 2023, Zeno Fund and Zeno Partners entered into a certain Joint Filing Agreement. A copy of the Joint Filing Agreement is attached as Exhibit H hereto and incorporated herein by reference.

The principal executive office of the Issuer is 10 Bank Street, Suite 560, White Plains, New York 10606. Except as specifically provided herein, this Amendment No. 2 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The information set forth in Item 1 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 2.

(b)        The principal office and business address of Zeno Fund and Zeno Partners is 272 Kings Road, College House 3rd floor, London SW3 5AW.

(c)        Zeno Fund and Zeno Partners are principally engaged in the business of investments in securities.

Cristiano de Mesquita Souza is the controlling shareholder of Zeno Equity Partners LLP (the “Zeno Controlling Shareholder”) in accordance with its constituent documents. The Zeno Controlling Shareholder has beneficial ownership of the Class A ordinary shares held of record by Zeno Fund. The Zeno Controlling Shareholder disclaims ownership of the Class A ordinary shares except to the extent he has a pecuniary interest therein. The principal business address of the Zeno Controlling Shareholder is: 272 Kings Road, College House 3rd floor, London SW3 5AW.

Attached as Exhibit G hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address

Page 6 of 7 Pages

of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director of Zeno Fund and each executive officer of Zeno Partners.

(d)       During the last five years, Zeno Fund and Zeno Partners have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Zeno Fund and Zeno Partners have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Exhibit G for citizenship of each director of Zeno Fund and each executive officer of Zeno Partners.

Nothing in this Schedule 13D shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Zeno Fund and Zeno Partners

On December 1, 2023, Zeno Fund, formerly known as Dynamo Master Fund, changed its investment manager from Dynamo Internacional to Zeno Partners. As a result, Zeno Fund and Zeno Partners are no longer part of the same group as Dynamo Internacional and Dynamo Global.

The information set forth in Item 1 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The information set forth in Item 1 and Item 3 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 4. Zeno Partners (formerly Dynamo Capital LLP) has one of its partners on the board of directors of the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)       Except for the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)       To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)       As of December 1, 2023, Dynamo Internacional and Dynamo Global will not beneficially own over 5% of the Class A ordinary shares and will no longer be members of a group for purposes of Schedule 13(d) that beneficially owns over 5% of the Class A ordinary shares.

Page 7 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 30, 2023, the Joint Filing Agreement entered into by Dynamo Internacional, Dynamo Master and Dynamo Global, dated as of August 5, 2022, was terminated, effective as of December 1, 2023, pursuant to the terms of the JFA Termination Agreement. A copy of the JFA Termination Agreement is attached as Exhibit F hereto and incorporated herein by reference.

On December 1, 2023, Zeno Fund and Zeno Partners entered into a certain Joint Filing Agreement. A copy of the Joint Filing Agreement is attached as Exhibit H hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit F	JFA Termination Agreement.
Exhibit G	Directors of Zeno Fund and Executive Officers of Zeno Partners.
Exhibit H	Joint Filing Agreement among Zeno Fund and Zeno Partners.

Page 8 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

December 1, 2023

Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Executive Officer

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director

Zeno Investment Master Fund

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

Zeno Equity Partners LLP

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

Page 9 of 7 Pages

EXHIBIT F

SCHEDULE 13D/A

JOINT FILING AGREEMENT TERMINATION

Each of the undersigned is a party to that certain Joint Filing Agreement, dated as of August 5, 2022 (the “Joint Filing Agreement”). In accordance with the Joint Filing Agreement, each of the undersigned hereby agrees that the Joint Filing Agreement is terminated, effective as of December 1, 2023.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement Termination on December 1, 2023.

Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Executive Officer

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director

Zeno Investment Master Fund

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

EXHIBIT G

Directors of Zeno Fund

Angilynn Baraud

Citizenship: Caymanian

Business Address: 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands

Present Principal Occupation:Director

James Macfee Citizenship: Caymanian

Business Address: 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman

Present Principal Occupation:Director

Executive Officers of Zeno Partners

Cristiano de Mesquita Souza

Citizenship: Brazilian

Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW.

Present Principal Occupation: Director

Giovanni Rivano

Citizenship: Italian

Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW

Present Principal Occupation: Director

Theodoro Arthur da Costa Messa

Citizenship: Brazilian

Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW

Present Principal Occupation: Executive Officer

EXHIBIT H

SCHEDULE 13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A ordinary shares of Waldencast plc and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 1, 2023.

Zeno Investment Master Fund

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer

Zeno Equity Partners LLP

By:	/s/ Theodoro Arthur da Costa Messa
	Name:	Theodoro Arthur da Costa Messa
	Title:	Executive Officer